UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2021

Barings BDC, Inc.

(Exact name of registrant as specified in its charter)

Maryland	814-00733	06-1798488
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 South Tryon Street, Suite 2500 Charlotte, North Carolina	28202
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (704) 805-7200

N/A
(Former name or former address, if changed since last report.)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	BBDC	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On November 18, 2021, Barings BDC, Inc. (the “Company”, “Barings” or “BBDC”) issued the updated information set forth in the “Capitalization” table below regarding the actual capitalization of the Company and Sierra Income Corporation (“Sierra”) as of September 30, 2021 and the Company’s pro forma capitalization as of September 30, 2021 adjusted to give effect to its proposed acquisition of Sierra (the “Sierra Acquisition”).

CAPITALIZATION

The following table sets forth the Company’s and Sierra’s cash and capitalization as of September 30, 2021:

(1)	on an actual basis; and

(2)	on an as adjusted basis giving effect to the Sierra Acquisition, as described in the footnotes to the “Capitalization” table below.

Investors should read this table together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company and Sierra and the consolidated financial statements and related notes thereto included in the Company’s and Sierra’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

Dollar amounts are presented in thousands, except share data.

	As of September 30, 2021 (Unaudited)
	Barings Actual	Sierra Actual	Pro forma for the Sierra Acquisition
Assets:
Investments at fair value
Non-Control / Non-Affiliate investments (Barings cost of $1,346,611 at September 30, 2021)	$1,355,088	$423,154	$1,765,548	(1)
Affiliate investments (Barings cost of $211,274 at September 30, 2021)	223,000	18,843	241,278	(1)
Control investments (Barings cost of $25,826 at September 30, 2021)	24,395	102,271	123,597	(1)
Short-term investments (Barings cost of $50,000 at September 30, 2021)	50,000	—	50,000
Total investments at fair value	1,652,483	544,268	2,180,423	(1)
Cash (Barings restricted cash of $0 at September 30, 2021)	30,248	74,931	11,079	(2)
Foreign currencies (Barings cost of $11,311 at September 30, 2021)	11,137	—	11,137
Interest and fees receivable	24,997	4,321	29,318
Prepaid expenses and other assets	1,786	2,754	4,540
Credit support agreement (Barings cost of $13,600 at September 30, 2021)	14,300	—	64,300	(3)
Deferred financing fees	3,145	—	3,145
Receivable from unsettled transactions	61,438	9,240	70,678

Total assets	$1,799,534	$635,514	$2,374,620

Liabilities:
Accounts payable and accrued liabilities	2,711	5,084	7,795
Interest payable	4,318	217	4,535
Administrative fees payable	750	442	1,192
Base management fees payable	5,274	2,780	8,054
Incentive management fees payable	4,443	—	4,443
Derivative liabilities	229	—	229
Payable from unsettled transactions	59	—	59
Borrowings under credit facilities	662,664	79,000	662,664	(2)
Notes payable (net of deferred financing fees)	374,265	—	374,265
Deferred tax liability	—	3,017	3,017
Taxes payable	—	933	933

Total liabilities	$1,054,712	$91,473	$1,067,186

Net Assets
Common stock Outstanding as of September 30, 2021, (Barings common stock $0.001 par value per share, 150,000,000 shares authorized and 65,316,085 shares issued and outstanding) (Sierra common stock $0.001**)	65	102	167	(4)
Additional paid-in capital	1,027,707	848,736	1,876,443
Total distributable earnings (loss)	(282,951)	(304,796)	(569,175)
Total net assets	744,822	544,042	1,307,434
Net asset value per share	$11.40	$5.32	$11.75

(1) Includes estimated reduction in fair value of investments of (a) approximately $12.69 million of Sierra’s Non-Control/Non-Affiliated investments, (b) approximately $0.56 million of Sierra’s Affiliate Investments and (c) approximately $3.07 million of Sierra’s Control investments.

(2) Assumes all Sierra cash is used to repay the Existing Sierra Loan Agreement (as defined under “Description of the Merger Agreement-Additional Covenants-Repayment of Existing Sierra Loan Agreement” in the Form N-14 registration statement filed by the Company with the SEC on October 29, 2021 (the “Sierra Merger N-14”) and a portion of our cash is used to pay the remainder of the Existing Sierra Loan Agreement and the associated transaction expenses of approximately $6.0 million for us and approximately $9.1 million for Sierra. Does not include any adjustment for the Cash Consideration (as defined in the Sierra Merger N-14) as the Cash Consideration is being paid by the Company’ investment adviser and not the Company.

(3) Estimated initial value of the Credit Support Agreement (as defined in the Sierra Merger N-14) of $50.0 million.

(4) Represents 65,316,085 shares of our common stock outstanding prior to the Sierra First Merger (as defined in the Sierra Merger N-14) plus 45,996,985 shares of the Company’s stock to be issued to Sierra stockholders in connection with the Sierra First Merger. The number of shares of our common stock to be issued to Sierra stockholders in the Sierra First Merger was determined by multiplying 102,276,889.12 shares of Sierra common stock outstanding prior to the Sierra First Merger by the exchange ratio of 0.44973.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving BBDC and Sierra, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”).

In connection with the proposed transaction, BBDC and Sierra will file with the SEC and mail to their respective stockholders a definitive joint proxy statement on Schedule 14A (the “Proxy Statement”), and BBDC will file with the SEC a registration statement on Form N-14 which is subsequently declared effective (the “Registration Statement”) that will include the Proxy Statement and a prospectus of BBDC. The Proxy Statement and the Registration Statement will each contain important information about BBDC, Sierra, the proposed transaction and related matters. STOCKHOLDERS OF EACH OF BBDC AND SIERRA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT AND THE REGISTRATION STATEMENT ONCE IN FINAL FORM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BBDC, SIERRA, THE TRANSACTION AND THE PROPOSALS. Investors and securityholders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov and, for documents filed by BBDC, from the BBDC website at http://www.baringsbdc.com or for documents filed by Sierra, from the Sierra website at http://www.sierraincomecorp.com.

Participants in the Solicitation

BBDC and Sierra and their respective directors, executive officers and certain other members of management and employees of Barings Advisors LLC, SIC Advisors LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of BBDC and Sierra in connection with the Proposals. Information about the directors and executive officers of BBDC is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 26, 2021. Information about the directors and executive officers of Sierra is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 28, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of BBDC’s and Sierra’s stockholders in connection with the Proposals will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when such documents become available. Investors should read the Proxy Statement and Registration Statement carefully and in their entirety when they become available before making any voting or investment decisions. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BBDC, Sierra or in any fund or other investment vehicle. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Forward-Looking Statements and Important Disclosure Notice

This filing may contain certain forward-looking statements, including statements with regard to future events or the future performance or operations of the Company. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements, including changes in the economy, risks associated with possible disruption in the Company’s operations or the economy generally due to pandemics, terrorism or natural disasters, and future changes in laws or regulations and conditions in the Company’s operating area. Some of these factors are enumerated in the filings the Company makes with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should carefully review the “Risk Factors” section of the Company’s most recent annual report on Form 10-K and any updates in its quarterly reports on Form 10-Q for a discussion of the risks and uncertainties that the Company believes are material to its business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Barings BDC, Inc.

Date: November 18, 2021	By:	/s/ Jonathan Bock
Jonathan Bock
Chief Financial Officer